NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	June 9, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. KXI™ - SUSPENSION AND WILDERTEC™ PROGRAM UPDATE

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX: KLS), (NYSE American: KIQ) reports that through the Company's wholly owned subsidiary KIQ X Industries Inc. ("KIQX") is working to become a leading developer of a new generation of specialized wilderness response transportation equipment under the Company's KXI™ WILDERTEC™ ("KXI") development program.

The KXI program's flagship product is a unique patent-pending wilderness suspension system for wheeled vehicles (the "KXI Suspension").  The KXI Suspension provides new rapid response "Road-To-No-Road" capabilities for commercial operators regardless of the climate or the severity of the terrain.  The KXI Suspension also provides unique versatility in commercial wilderness applications reducing dependencies on less capable all terrain vehicles such as pick up trucks, ATVs, track machines, heavy equipment and helicopters.  The KXI Suspension meets the environmental benchmark of less than 2 PSI of nominal vehicle ground pressure and leaves virtually no environmentally destructive tracks in its path, meeting Kelso's corporate goals of producing products that can minimize environmental harm.

Still subject to the many business challenges including supply chains imposed by the current COVID-19 pandemic, KXI Suspension is in its final product development stages.  KIQX has successfully completed the first KXI Suspension equipped vehicle prototype and is working to complete the second prototype conversion in the second quarter of 2020.  These prototypes provide the final design template for the initial commercial pilot production system whereby 24 vehicles will be equipped with KXI Suspensions that will be sold or leased to customers.  This will set the stage for scaling production plans to meet market demand.

KIQX is currently securing interested independent third-party commercial partners for the Company's independent wilderness testing program which will lead to the commencement of Kelso's full marketing initiatives.  Initial interest to the KXI has been very encouraging.  Many wilderness stakeholders have expressed their willingness to test the KXI in their operations with their goal of expanding their adoption of the KXI Suspension system.

About the KXI Suspension

Created in Kelowna, British Columbia, Canada the KXI Suspension has been in development for over thirty years and tested in all weather conditions in the demanding Rocky Mountain wilderness.  KXI Suspension manages a wheeled vehicle's center of gravity using an automated gyroscopic controlled on-board air pressure system, in a way never commercially available before. This new functionality ensures the driver, passengers and payload remain in a stable balanced position even in difficult conditions such as steep up/down hill terrain and demanding side sloped areas.  The Company's testing has confirmed that commercial stakeholders can expect the KXI Suspension to provide:

  A more effective and efficient all weather, all terrain "Road-To-No-Road" transportation vehicle that can quickly respond to most wilderness destinations and assignments without the need for expensive and time-consuming trailer transport;

  Unique traction capability with adjustable ground clearance of up to 24" further enhanced by the dynamics of the state-of-the-art dual steering system and tire leak guard that diminishes operators' "time-on-foot" in wilderness assignments;

  The lightweight design and precise weight balancing produces a vehicle ground pressure of less than 2 PSI that meets the recommended limit for transport over fragile ecosystems which is the benchmark established by the US National Oceanic and Atmospheric Administration; and

  A proprietary automated gyroscopic system that provides commercial drivers/operators safe reliable balanced stability control in demanding wilderness terrains.

Additional KXI™ WILDERTEC™ Product Developments

In conjunction with KXI Suspension, KIQX created and developed the KXI Cargo Trailer to address customers' needs to move additional payloads and equipment into wilderness destinations.  The Company's new trailer is light weight and designed to operate seamlessly with KXI Suspension equipped vehicles.  The initial prototype trailer has been completed and production development has commenced.  Several KXI proprietary technologies are being designed to improve trailer capabilities.

Additional products to Kelso's KXI™ WILDERTEC™ lineup will include a high performance proprietary "on-road-off-road" KXI branded tire, based on 30 years of rugged testing and lightweight Kevlar® reinforced body panels that reduce penetration issues in wilderness applications.

Over the years many industries have moved business operations deeper into wilderness locations.  They must manage the challenges of climate change that continue to deliver new weather, environmental and political issues.  Many governments, first responder organizations and industrial stakeholders have made appeals to engineering organizations for advanced transportation equipment that can diminish threats to human safety while protecting environmentally sensitive terrain.  Since the rail recession of 2017 Kelso's strategic plan was broadened to diversify and develop new meaningful proprietary products outside of the rail industry to reduce the Company's reliance on the historically cyclical rail industry.  This has resulted in the creation of the KXI™ WILDERTEC™ program with the goal to generate new business growth opportunities in new markets.

James R. Bond President and CEO of the Company comments; "Energy, natural resources and communications companies along with emergency first responders' organizations and government agencies are engaged in multi-billion-dollar investments in wilderness capable equipment.  These organizations must currently deal with transportation technologies that do not adequately address the sensitive issues of the safe transportation of people and payloads with limited negative impacts on the environment.  KXI is an important new equipment development in wilderness automotive engineering.  It has caught the early attention of many stakeholders who recognize the potential benefits offered by KXI™ WILDERTEC™ equipment.  They appear to have embraced the possibility that KIQX may provide much needed advanced transportation equipment alternatives that can successfully address the stringent safety and environmental regulations imposed on wilderness operations."

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications.  The Company's reputation has been proven as a designer and reliable supplier of unique high-quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport.  All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release may include, without excluding other considerations, that KIQX is poised to become a leading developer of a new generation of specialized wilderness response transportation equipment under the Company's KXI™ WILDERTEC™ ("KXI") development program; that KIQX is securing interested commercial partners for our independent wilderness testing program which will lead to the commencement of Kelso's full marketing initiatives; that the initial commercial pilot production system will produce 24 vehicles equipped with KXI Suspensions that are expected to be sold or leased to customers; that the KXI program is expected to generate new business growth opportunities in new markets reducing our reliance on the cyclical rail industry; that we will develop a cargo trailer that can operate seamlessly with KXI Suspension equipped vehicles with improved trailer capabilities; that we will develop a high performance proprietary "on-road-off-road" tire that can reduce penetration issues in wilderness applications; and that KXI that is expected to successfully address stringent safety and environmental regulations.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct.  The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that KXI that may not be able to address future safety and environmental regulations; the Company's KXI products may not provide the intended economic or operational advantages which we intended to develop or which are expected by customers;  that our products may be rejected because of safety concerns or unknown defects in our products that could increase the possibility of injury or death;  we may be unable to grow and sustain anticipated KXI revenue streams because of competition or decreased interest in our products; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share;  costs of production may increase affecting our ability to generate EBITDA;  we may have to incur debt or new equity funding to keep up with costs and/or technological or product development expenses; and our new KXI equipment may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com